SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Gregory Harnish

Anson Funds

155 University Avenue, Suite 207

Toronto, ON MSH 387

(647) 981-5077

With a copy to:

David E. Danovitch, Esq.

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 Third Avenue, 9th Floor

New York, New York 10022

(212)-603-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Anson Investments Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON IA, PN

(1)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON IA, PN

(2)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON HC, OO

(3)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON HC, IN

(4)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON CO

(5)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Adam Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON IN

(6)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON IN

(7)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 9 of 10 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 4, 2017 (as amended, the “Schedule 13D”) with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

No acquisition of Common Stock by the Reporting Persons has occurred since the date of the Schedule 13D. The Reporting Persons are filing this Amendment No. 1 to report the sale of an aggregate of 872,522 shares of the Common Stock, which traded on November 15, 2017 in one transaction and on November 16, 2017 in two transactions. The Reporting Persons currently have no immediate plans or proposals to acquire additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) the Schedule 13D are hereby amended by replacing them in their entirety as follows:

(a)       The Reporting Persons beneficially own 2,112,921 shares of Common Stock, which represent approximately 8.15% of the Company’s outstanding shares of Common Stock. The foregoing percentage is calculated based on 25,286,571 shares of Common Stock outstanding as of November 13, 2017 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017 and 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

(b)       Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to Anson Investments Master Fund LP, may direct the vote and disposition of the 1,472,921 shares of Common Stock held by Anson Investments Master Fund LP. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 1,472,921 shares of Common Stock held by Anson Investments Master Fund LP. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the 1,472,921 shares of Common Stock held by Anson Investments Master Fund LP. Mr. Spears and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 1,472,921 shares of Common Stock held by Anson Investments Master Fund LP.

See also Items 7 to 10 of the cover page for each Reporting Person and Item 2 of the Schedule 13D.

(c)       On November 15, 2017, the Reporting Persons sold shares of Common Stock in open market transactions at a weighted average price of $1.813 per share, with a range of prices between $1.647 and $1.839 per share, in the following amounts: Anson Funds Management LP sold (i) 4,200 shares of Common Stock on November 15, 2017 at a price per share of $1.6677 per share, (ii) 752,929 shares of Common Stock on November 16, 2017 at a price per share of $1.8394 and (iii) 115,393 shares of Common Stock on November 16, 2017 at a price per share of $1.647.

(d)       Not applicable.

(e)       Not applicable.

CUSIP No. 88338K103	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Amendment No. 1 with respect to the shares of Common Stock of the Company.

Dated: November 20, 2017

ANSON INVESTMENTS MASTER FUND LP

By: ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Adam Spears
Adam Spears

/s/ Moez Kassam
Moez Kassam